REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A

Under National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), Taseko Mines Limited (the “Company”) is only required to deliver annual and interim financial statements and related Management’s Discussion & Analysis form (“MD&A”) to a person or company which owns common shares of the Company that requests them. If you wish to receive the Company’s annual financial statements and annual MD&A or interim financiial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Company at the following address s:

TASEKO
15th Floor – 1040 West Georgia Street
Vancouver, BC V6E 4H1
Tel: 778-373-4533
Fax: 778-373-45334
Toll Free: 1 877 441 4533

The Company reserves the right, in its discretion, to determine to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all registered holders, or all registered holders and beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections which such holders or beneficial owners may make under the Return Form.

Failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under National Instrument 54-101 in respect of such financial statements and MD&A. So, notwithstanding whether you have given previous instructions regarding delivery of materials, if you would like to receive the annual or interim financial stateme ents together with MD&A, you should complete and return this form to the Company.

Please note that a Return Form will be sent to you each year. This Return Form is a request to receive

(i) interim financial statements and MD&A which the Company may send to security holders in 2013 and any other period prior to the Company sending a new request form in 2014; and/or
(ii) annual financial statements and MD&A for the fiscal year ending December 31, 2013.

If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A.

A copy of the Company’s financial statements and MD&A may be accessed under the Company’s profile at www.sedar.com.

RETURN FORM (COMPLETE AND RETURN THIS FORM)

In effort to be environmentally conscious, we encourage all holders to receive Annual and Interim Financial Statements electronically. In addition to receiving Financial Statements, you will also receive all company Press Releases. Please complete the following information, if you desire electronic versions:

Name:
(please print)
Email Address:

Signature:	____________________________________________________Date: ______________________________

(Please mark the appropriate box with a “X”) Regis stered Holder

The undersigned is a registered holder of common shares of the Company and:

[ ]	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2013 and the MD&A for such statements

[ ]

hereby requests that the undersigned be sent a copy of the Interimm Financial Statements and the MD&A for such statements for all fiscal quarters in 2013 and any subsequent quarters before a new Return Form is sent by the Company

Non-Registered Holder

The undersigned is a beneficial holder of common shares of the Company and:

[ ]	hereby requests that the undersigned be sent a copy of the Annual Financial Statements for the fiscal year ended December 31, 2013 and the MD&A for such statements

[ ]

hereby requests that the undersigned be sent a copy of the Interimm Financial Statements and MD&A for such statements for all fiscal quarters in 2013 and any subsequent quarters before a new Return Form is sent by the Company

The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Company.

Name:
(please print)
Address:
Postal/Zip Code

Signature:	____________________________________________________Date: ______________________________

FOR BENEFICIAL HOLDERS WHO DO NOT WANT TO DISCLOSE THEIR NAMES AND ADDRESS BUT WHO WANT TO RECEIVE A COPY OF THE ANNUAL FINANCIAL STATEMENTS AND MD&A AND/OR INTERIM FINANCIAL STATEMENTS AND MD&A, PLEASE CONTACT YOUR BROKER OR INTERMEDIARY.